AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425

October 29, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the six months ended August 31st, 2003, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: Shaun A. Drake

SAD/cd

Encl.

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
August 31, 2003
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets
Expressed in Canadian Dollars

	Note	**August 31, 2003 (unaudited)**	February 28, 2003 (audited)
Assets			
Current			
Cash and cash equivalents		**$ 2,050,512**	$ 1,337,993
Receivables		**1,024,622**	1,227,579
Inventories	2	**1,612,313**	2,152,459
Other		**350,125**	192,282
		5,037,572	4,910,313
Coal assets	3	**4,556,734**	4,525,097
Property and equipment	4	**69,288**	77,045
Exploration properties	5	**2,939,852**	1,760,302
Trust funds		**301,564**	279,209
		$ 12,905,010	$ 11,551,966
Liabilities			
Current			
Taxes payable		**$ 12,119**	$ 18,197
Accounts payable and accrued liabilities		**1,739,001**	1,732,165
Due to bank and short-term loan		**162,861**	–
Debenture liability	6	**1,349,709**	–
Current portion of debt		**951,675**	326,057
		4,215,365	2,076,419
Long term			
Long term portion of debt		**–**	28,297
Deferred purchase price		**–**	769,079
Deferred gain		**2,000,570**	2,095,149
Reclamation provision		**836,739**	817,611
Future income taxes		**1,040,344**	1,024,798
		3,877,653	4,734,934
Shareholders' Equity	7	**4,811,992**	4,740,613
		$ 12,905,010	$ 11,551,966

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended August 31, 2003	Three months ended August 31, 2002	Six months ended August 31, 2003	Six months ended August 31, 2002
Coal operation				
Revenue	**$ 2,525,235**	$ 3,193,355	**$ 4,307,635**	$ 4,389,229
Production costs	**(2,788,055)**	(2,047,855)	**(4,192,129)**	(2,807,635)
Depreciation and amortization	**(143,251)**	(140,695)	**(311,339)**	(271,541)
	(406,071)	1,004,805	**(195,833)**	1,310,053
Other income and expenses				
Other income	**171,411**	112,404	**353,711**	301,220
Gain (loss) on foreign exchange	**(3,451)**	(22,859)	**(22,519)**	10,273
Interest expense	**(99,149)**	(24,804)	**(141,833)**	(54,473)
Amortization of deferred purchase price	**(31,291)**	(22,274)	**(63,238)**	(43,632)
	37,520	42,467	**126,121**	213,388
Corporate and exploration expenses				
Administrative and project management costs	**(589,898)**	(561,306)	**(1,219,874)**	(904,240)
Exploration and project evaluation	**(28,459)**	(37,400)	**(70,073)**	(85,033)
Depreciation and amortization	**(9,353)**	(6,539)	**(17,394)**	(12,466)
Write down of other assets and gains on asset disposal	**–**	6,435	**–**	250,550
	(627,710)	(598,810)	**(1,307,341)**	(751,189)
Income (loss) before taxes	**(996,261)**	448,462	**(1,377,053)**	772,252
Income taxes (recovery)	**–**	–	**–**	–
Net income (loss)	**$ (996,261)**	**$ 448,462**	**$ (1,377,053)**	**$ 772,252**
Basic income (loss) per share	**$ (0.04)**	**$0.02**	**$ (0.05)**	**$0.03**
Diluted income (loss) per share	**$ (0.04)**	**$0.02**	**$ (0.05)**	**$0.03**
Deficit, beginning of period	**$(17,590,393)**	$(16,830,607)	**$(17,232,040)**	$(17,154,397)
Net income (loss)	**(996,261)**	448,462	**(1,377,053)**	772,252
Accretion of debenture (note 6)	**34,146**	–	**56,585**	–
Deficit, end of period	**$ (18,552,508)**	$ (16,382,145)	**$ (18,552,508)**	$ (16,382,145)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended August 31,		Six months ended August 31,	
	2003	2002	**2003**	2002
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$ (996,261)**	$ 448,462	**$ (1,377,053)**	$ 772,252
Items not affecting cash:				
Write down of other assets and (gains)/ losses on disposal of assets	**–**	(6,435)	**–**	(250,550)
Amortization of deferred gain	**(47,289)**	(47,289)	**(94,578)**	(94,578)
Amortization of deferred purchase price	**31,291**	22,274	**63,238**	43,632
Depreciation and amortization	**152,604**	147,234	**328,733**	284,007
Provision for environmental liability	**–**	18,408	**–**	20,421
Debenture interest	**37,808**	–	**61,233**	–
Compensation expense	**–**	–	**53,349**	–
Other	**(21,011)**	–	**(28,301)**	–
Net operating working capital changes	**985,708**	(316,760)	**634,178**	(1,148,272)
	142,850	(265,894)	**(359,201)**	(373,088)
Investing Activities				
Coal assets	**(130,137)**	(106,213)	**(254,962)**	(492,666)
Property and equipment	**(1,172)**	(6,433)	**(3,582)**	(13,574)
Proceeds on asset disposition	**–**	–	**–**	438,291
Exploration properties	**(940,703)**	(158,897)	**(1,179,550)**	(225,522)
	(1,072,012)	(271,543)	**(1,438,094)**	(293,471)
Financing Activities				
Common shares issued	**62,500**	–	**1,115,334**	–
Environmental trust account	**(1,642)**	–	**(15,419)**	(10,805)
Short term loan-advance	**(24,425)**	–	**158,705**	–
Due to bank and short term loan - repayment	**–**	–	**–**	(31,733)
Operating loan-repayments	**(113,854)**	(116,677)	**(194,518)**	(218,780)
Capital lease obligations	**(30,612)**	–	**(61,706)**	–
Debenture	**–**	–	**1,500,000**	–
	(108,033)	(116,677)	**2,502,396**	(261,318)
Foreign exchange impact on cash balances	**9,891**	8,626	**7,418**	39,291
Increase (decrease) in cash and cash equivalents during the period	**(1,027,304)**	(113,700)	**712,519**	(888,586)
Cash and cash equivalents, beginning of period	**3,077,816**	1,676,086	**1,337,993**	2,450,972
Cash and cash equivalents, end of period	**$ 2,050,512**	$ 1,562,386	**$ 2,050,512**	$ 1,562,386
Supplementary disclosure:				
Cash paid for taxes	**$ 3,136**	$ –	**$ 6,337**	$ 211,583
Cash paid for interest	**37,916**	34,354	**80,600**	54,473

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 28, 2003. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2003 included in the Company's 2003 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2004.

2. INVENTORIES

Inventories are comprised of the following:

	August 31, 2003	February 28, 2003
Coal	**$ 1,221,531**	$ 1,854,499
Materials and supplies	**390,782**	297,960
	$ 1,612,313	$ 2,152,459

3. COAL ASSETS

	August 31, 2003			February 28, 2003
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 5,143,585**	**($ 2,060,204)**	**$ 3,083,381**	$ 3,045,665
Mineral properties	**1,719,088**	**(245,735)**	**1,473,353**	1,479,432
	$ 6,862,673	**($ 2,305,939)**	**$ 4,556,734**	$ 4,525,097

4. PROPERTY AND EQUIPMENT

	August 31, 2003			February 28, 2003
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 126,995**	**$ (80,217)**	**$ 46,778**	$ 51,264
Vehicles	**48,460**	**(25,950)**	**22,510**	25,781
	$ 175,455	**$ (106,167)**	**$ 69,288**	$ 77,045

5. EXPLORATION PROPERTIES

	February 28, 2003	Additions	**August 31, 2003**
South Africa-Somkele (Coal)	$ 1,172,412	$ 144,023	**$ 1,316,435**
South Africa-FSC (Gold)	385,394	339,868	**725,262**
South Africa-Dwaalboom (Gold)	49,214	45,947	**95,161**
Mali-Banankoro (Gold)	62,588	575,618	**638,206**
Kenya-Ndori (Gold)	28,778	41,481	**70,259**
Kenya-Siaya (Gold)	61,916	32,613	**94,529**
	$ 1,760,302	$ 1,179,550	**$ 2,939,852**

6. DEBENTURE LIABILITY

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the Toronto Stock Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity and accordingly are classified as a current liability.

These debentures have been classified into debt and equity components in the financial statements. The portion of the obligation representing the value of AfriOre's right to satisfy the interest obligation with common shares of $211,524 less accretion of $56,585 in 2003 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value of the debenture is equal to the value of the interest obligation being settled in shares. The financial liability component at August 31, 2003 has been shown as a debenture liability of $1,349,709 classified as short-term and includes accrued accounting interest charges of $61,233. The cost of issuing the debentures of approximately $12,000 was expensed.

7. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	August 31, 2003	February 28, 2003
Capital stock	**$ 22,764,373**	$ 21,654,764
Other paid-in equity	**154,938**	–
Agent options and compensation warrants	**12,125**	–
Warrants	**46,949**	–
Contributed surplus	**855,491**	855,491
Deficit	**(18,552,508)**	(17,232,040)
Cumulative translation adjustment	**(469,376)**	(537,602)
	$ 4,811,992	$ 4,740,613

(a) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. The issued and outstanding shares are:

	Shares	Amount
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**
Brokered private placement	1,724,483	909,609
Exercise of options	400,000	200,000
Balance August 31, 2003	**27,484,370**	**$ 22,764,373**

(b) Other paid-in equity

These debentures have been classified into debt and equity components in the financial statements (see note 6). The portion of the obligation representing the value of the Company's right to satisfy the interest obligation with common shares of $211,524 less accretion of $56,585 in 2003 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value of the debenture is equal to the value of the interest obligation being settled in shares.

(c) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard in connection with the sale of units in a brokered private placement. The option enables a broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share.

On April 30, 2003 AfriOre granted an advisory services compensation option to Standard Securities Capital Corp. ("Standard") enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

A value of $0.039 was assigned to each compensation option, $0.005 to each compensation option warrant and $0.032 to each advisory services compensation option resulting in an amount of $12,125 which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(d) Warrants

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.029 was assigned to each warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.004 was assigned to each warrant.

(e) Summary of Outstanding Options

	Options	Weighted average price
Balance February 28, 2003	**2,400,000**	**$0.59**
Granted	570,000	0.80
Expired	(100,000)	0.80
Cancelled	(10,000)	0.54
Exercised	(400,000)	0.50
Balance August 31, 2002	**2,460,000**	**$0.65**

At August 31, 2003 the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following: 50,000 options granted at $0.67 vest June 1, 2004.

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
805,000	$0.54	August 16, 2006
75,000	$0.60	February 11, 2007
200,000	$0.67	May 13, 2007
450,000	$0.75	September 12, 2007
570,000	$0.80	June 3, 2008
2,460,000		

8. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended August 31,		Six months ended August 31,	
	2003	2002	**2003**	2002
Administrative services [1]	**$ 77,250**	$ 77,250	**$ 154,500**	$ 154,500
Consulting fees [2]	–	–	–	2,491

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
2. Paid by subsidiaries in South Africa to a firm owned by a director.

9. EARNINGS PER COMMON SHARE

Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the latter of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended August 31,		Six months ended August 31,	
	2003	2002	**2003**	2002
(i) Basic				
Numerator				
Net earnings (loss) – income available to shareholders	**($ 996,261)**	$ 448,462	**($1,377,053)**	$ 772,252
Denominator				
Weighted average number of shares	**27,380,003**	25,359,887	**26,900,549**	25,359,887
Basic earnings per share	**($ 0.04)**	$0.02	**($ 0.05)**	$0.03
(ii) Diluted				
Net earnings – income available to shareholders	**($ 996,261)**	$ 448,462	**($1,377,053)**	$ 772,252
Denominator				
Weighted average number of shares	**27,380,003**	25,359,887	**26,900,549**	25,359,887
Potential issuance of shares from stock options	**–**	356,913	**–**	255,974
	27,380,003	25,716,800	**26,267,862**	25,615,861
Diluted earnings per share	**($ 0.04)**	$ 0.02	**($ 0.05)**	$ 0.03
Average quoted market price	**$ 0.71**	$ 0.68	**$ 0.65**	$ 0.63

10. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produces and markets anthracite.

	Three months ended August 31, 2003			Three months ended August 31, 2002		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 925,067**	**$ –**	**$ 925,067**	$472,645	$ –	$472,645
Export sales	**1,600,168**	**–**	**1,600,168**	2,720,710	–	2,720,710
	2,525,235	**–**	**2,525,235**	3,193,355	–	3,193,355
Production costs	**(2,788,055)**	**–**	**(2,788,055)**	(2,047,855)	–	(2,047,855)
Depreciation and amortization	**(131,404)**	**(11,847)**	**(143,251)**	(128,848)	(11,847)	(140,695)
	(394,224)	**(11,847)**	**(406,071)**	1,016,652	(11,847)	1,004,805
Other income and expenses	**(160,889)**	**198,409**	**37,520**	(88,416)	130,883	42,467
Corporate and exploration expenses	**(30,768)**	**(596,943)**	**(627,710)**	1,353	(600,163)	(598,810)
Income (loss) before tax	**(585,881)**	**(410,381)**	**(996,261)**	929,589	(481,127)	448,462
Taxes (recovery)	**–**	**–**	**–**	–	–	–
Net income (loss)	**$ (585,881)**	**$ (410,381)**	**$ (996,261)**	$ 929,589	$ (481,127)	$ 448,462
Total assets:						
South Africa	**8,352,404**	**2,038,196**	**10,390,600**	$7,956,992	$1,094,861	$9,051,853
Other Africa	**–**	**802,994**	**802,994**	–	–	–
Barbados	**–**	**1,711,416**	**1,711,416**	–	1,317,619	1,317,619
	$8,352,404	**$4,552,606**	**$12,905,010**	$7,956,992	$2,412,480	$10,369,472
Cash from operating activities	**$ 416,762**	**$ (273,909)**	**$ 142,850**	$ (888,712)	$ (622,818)	$ 265,894
Cash from investing activities	**(130,180)**	**(941,832)**	**(1,072,012)**	(106,214)	(165,329)	(271,543)
Cash from financing activities	**(170,533)**	**62,500**	**(108,033)**	(116,677)	–	(116,677)

	Six months ended August 31, 2003			Six months ended August 31, 2002		
	SLJV	Corporate and other	Total	SLJV	Corporate and other	Total
Revenues						
Domestic sales	$2,115,287	$ –	$ 2,115,287	$1,019,013	$ –	$1,019,013
Export sales	2,192,348	–	2,192,348	3,370,216	–	3,370,216
	4,307,635	–	4,307,635	4,389,229	–	4,389,229
Production costs	(4,192,129)	–	(4,192,129)	(2,807,635)	–	(2,807,635)
Depreciation and amortization	(287,644)	(23,695)	(311,339)	(247,846)	(23,695)	(271,541)
	(172,138)	(23,695)	(195,833)	1,333,748	(23,695)	1,310,053
Other income and expenses	(362,088)	488,209	126,121	(131,117)	344,505	213,388
Corporate and exploration expenses	(73,677)	(1,233,664)	(1,307,341)	289,870	(1,041,059)	(751,189)
Income (loss) before tax	(607,903)	(769,150)	(1,377,053)	1,492,501	(720,249)	772,252
Taxes (recovery)	–	–	–	–	–	–
Net income (loss)	$ (607,903)	$ (769,150)	$ (1,377,053)	$ 1,492,501	$ (720,249)	$ 772,252
Total assets:						
South Africa	8,352,404	2,038,196	10,390,600	$7,956,992	$1,094,861	$9,051,853
Other Africa	–	802,994	802,994	–	–	–
Barbados	–	1,711,416	1,711,416	–	1,317,619	1,317,619
	$8,352,404	$4,552,606	$12,905,010	$7,956,992	$2,412,480	$10,369,472
Cash from operating activities	$ 248,504	$ (607,705)	$ (359,201)	$ (57,735)	$ (315,353)	$ (373,088)
Cash from investing activities	(255,004)	(1,183,090)	(1,438,094)	(54,375)	(239,096)	(293,471)
Cash from financing activities	(112,938)	2,615,334	2,502,396	(229,585)	(31,733)	(261,318)

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2003, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). The production figures reported below represent the total colliery output. AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture.

Results of Operations

The net loss for the three months ended August 31, 2003, was $996,261 or ($0.04) per share (basic and diluted) compared to a net profit of $448,462 or $0.02 per share (basic and diluted) for the quarter ending August 31, 2002.

	Three months ended August 3		Six months ended August 31	
	2003	2002	**2003**	2002
Run-of-mine production, tonnes				
Underground	**154,441**	138,213	**334,013**	285,052
Open pit	**10,305**	40,622	**26,890**	100,099
	164,746	178,835	**360,903**	385,151
Recovery	**61.2%**	60.0%	**59.3%**	63.9%
Net production, tonnes	**101,691**	107,259	**215,186**	245,935
Sales, tones	**175,667**	179,927	**280,170**	262,280
Revenue attributable to AfriOre	**$2,525,235**	$3,193,355	**$4,307,635**	$4,389,229
Production costs attributable to AfriOre	**$2,788,055**	$2,047,855	**$4,192,129**	$2,807,635

The following comments pertain to the comparison of the current quarter to the same quarter last year. At the SLJV's **coal operation** underground production is proceeding at levels in excess of those last year when ground conditions and ventilation issues constrained production. Contract augering of the open-pit high-walls continued to experience production difficulties. High-wall augering is a technique to mine coal that otherwise could not be economically recovered. The colliery resumed conventional open pit mining subsequent to the quarter end in order to bolster production. Revenues are lower than the previous year due to reduced sales tonnes and an increased proportion of lower value duff sales. Furthermore, the price per tonne received is lower and the exchange rate on export sales continues to negatively impact on margins. The stronger Rand compared to the US Dollar resulted in AfriOre's share of export revenue from Springlake reducing by approximately Canadian $535,224 for the quarter (Canadian $818,733 for the six month period) ending 31 August 2003 when compared to the equivalent periods last year. Production costs are significantly higher than last year due to inflationary pressures in South Africa. Annual wage negotiations were settled with the mine workers with an average increase of 10.15% being agreed upon. In August 2003, the mine completed a cost-cutting exercise in which 22% of the workforce was retrenched. The mine now employs 236 employees. Retrenchment costs attributable to AfriOre amounting to $113,403 are included in the operating costs for the quarter. The full benefit of the cost-cutting exercise will only be felt in the remainder of the fiscal year. **Other income and expenses** has decreased. Interest expense has increased due to the debenture. **Corporate and exploration expenses** are higher than last year as a result of a stepped up gold exploration program that requires significantly more project management effort on a number of gold projects.

Investing

Expenditures on the coal assets ($130,137) have increased marginally from last year ($106,213). Capitalized exploration has increased to $940,703 from $158,897 as AfriOre continues field exploration on its projects in Mali and Kenya and recommenced field exploration on its FSC Gold project in South Africa.

Financing

AfriOre repaid $144,466 ($116,667 prior year) of the principal on its operating loan and finance lease in the quarter and raised funds through two financings in April 2003. Subsequent to the quarter end AfriOre received gross proceeds of $2,000,000 from issuing equity.

Cash Flow and Liquidity

Cash decreased $1,027,303 in the quarter to $2,050,512 at 31 August 2003. Net current assets decreased to $822,207 from $2,833,894 at 28 February 2003. The decrease is due to the reclassification of the deferred purchase price owing on the Springlake colliery (AfriOre's share R5,000,000 or approximately $940,500) from a long-term to a current liability and the net loss incurred for the six months to August 31, 2003. The debenture issued in April is classified as a current liability as AfriOre has the right to call it at any time.

The coal operation's margins came under pressure in the quarter with the effects of the stronger Rand, inflationary pressures on production costs and retrenchment costs incurred. Management sold down stockpiles for cash flow purposes, resulting in cash inflows from coal operations of $416,762 for the quarter compared to an $888,712 outflow from operations for the comparative quarter last year. As previously reported, subsequent to the quarter end, work in the underground section of Springlake Colliery was temporarily suspended following a fatal accident caused by a rockfall in section 6 of the mine. Underground production has resumed and will augment production from the open pit operation, which has increased its production rate since the accident to offset the production shortfall. The mine continues to maintain the level of sales to the market from open pit operations and its stockpile and the revised mine plans indicate that the temporary loss of run of mine production will be made up.

AfriOre has commenced a significant gold exploration effort with some $339,868, $575,618 and $74,094 being expended on the FSC gold project in South Africa, and projects in Mali and Kenya respectively. As announced previously, FSC expenditures are financed through a joint venture agreement with Wits Basin Precious Minerals Inc (OTCBB:WITM) ("Wits") in which Wits may earn up to a 50% interest in the FSC project through providing expenditures of up to US$ 3.5 million to the FSC project.

AfriOre is accelerating expenditure on precious metals projects and, should it be required, may seek further funding.

Other Developments

We received encouraging results on several of our projects. In Mali, the drilling programme has defined a significant high grade mineralized zone at the Banankoro gold exploration project. AfriOre plans to follow up the drilling programme with an high resolution aeromagnetic survey, which information will aid the siting of further drill holes planned for the Bagama prospect and for hitherto untested gold geochemical anomalies. Thereafter drilling will recommence at Banankoro.

Also subsequent to quarter end, AfriOre announced that it was commencing a three drillhole programme on the FSC project in South Africa after a comprehensive analysis of data from an aeromagnetic survey and the reprocessing of seismic and gravity data.

At the Somkele anthracite project, a technical report was received in June 2003 from independent consultants that confirmed management's conclusions that the project is economic and technically feasible.

Mr. Michael D Brook resigned as a director of the company in the quarter in order to pursue other business interests. AfriOre thanks Mr. Brook for his contribution and wishes him well in his future endeavours.

Outlook

We anticipate that the strength of the Rand, particularly against the US Dollar, will persist throughout the year adversely affecting margins on export sales. AfriOre has taken remedial action and has reduced its workforce numbers by 22% to counteract the pressure on margins and in an effort to continue to balance production levels with demand. We will continue to pursue our gold exploration program and review new precious metal projects.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Bruce P. Tanner, CFO & COO Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514